Exhibit A

Fund Name	Maximum Fund Expense
Aggressive Growth Lifestyle Fund[1]	0.09%
Blue Chip Growth Fund[2]	0.85%
Capital Appreciation Fund[1]	0.60%
Conservative Growth Lifestyle Fund[1]	0.13%
Core Bond Fund[1]	0.52%
Dynamic Allocation Fund[2,3]	0.32%
Government Money Market I Fund[1]	0.30%
High Yield Bond Fund[1]	0.68%
International Opportunities Fund[1]	0.95%
Mid Cap Value Fund[1]	0.80%
Moderate Growth Lifestyle Fund[1]	0.13%
Nasdaq-100® Index Fund[2]	0.53%
Small Cap Growth Fund[1]	0.88%
Small Cap Value Fund[1]	0.77%
Stock Index Fund[2]	0.29%
Systematic Core Fund[1]	0.85%

[1]	The Agreement shall continue in effect with respect to the Series until September 30, 2022.
[2]	The Agreement shall continue in effect with respect to the Series until September 30, 2021.
[3]	Subject to recoupment under Section 3 of the Agreement.

Amended May 24, 2021